JET METAL CORP.

NOTICE OF CHANGE OF STATUS
(National Instrument 51-102, Section 11.2)

DATE:	January 20, 2014
TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Attorney General Securities Division (Prince Edward Island)
Securities Commission of Newfoundland and Labrador
TSX Venture Exchange

Pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI-51-102”), Jet Metal Corp. (the “Company”) hereby provides notice that effective January 20, 2014, it has become a “venture issuer” as such term is defined in NI 51-102, as a result of the delisting of the Company’s common shares from the Toronto Stock Exchange and the listing of its common shares on the TSX Venture Exchange.